UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  333-173579
CUSIP NUMBER:  [ ]

(Check One):  [X] Form 10-K [ ] Form 20-F  [ ] Form 11-K
[ ] Form 10-Q  [ ] Form 10-D  [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:  August 3, 2014

•	Transition Report on Form 10-K
•	Transition Report on Form 20-F
•	Transition Report on Form 11-K
•	Transition Report on Form 10-Q
•	Transition Report on Form N-SAR
For the Transition Period Ended:  ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LRI Holdings, Inc.

Full Name of Registrant

N/A

 Former Name if Applicable

3011 Armory Drive, Suite 300

 Address of Principal Executive Office (Street and Number)

Nashville, Tennessee 37204

 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR for Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-K, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

LRI Holdings, Inc. (the “Company”) without unreasonable effort or expense, is unable to file its Annual Report on Form 10-K for the year ended August 3, 2014 (the “Form 10-K”) by the prescribed filing due date because the Company is completing ongoing valuation work related to its goodwill and intangible assets. Additional time is needed to complete this valuation work, in part, due to the high degree of complexity and judgment involved.

As a result of the time necessary to complete this evaluation and testing, the Company seeks relief pursuant to Rule 12b-25. The Company expects to file its Form 10-K on or before November 18, 2014, the date that is fifteen calendar days following the prescribed due date.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Amy L. Bertauski	(615)	885-9056
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above in Part III—Narrative, the Company is completing ongoing valuation work related to its goodwill and intangible assets in accordance with the Financial Accounting Standards Board’s Accounting Standards Update Topic 350 - Intangibles - Goodwill and Other.  The Company expects to complete this valuation work before November 18, 2014.  However, since the analysis has not yet been completed and the results of the review may impact the Company’s results for the year ended August 3, 2014, the Company cannot provide an estimate of any significant change in results of operations that may be reflected in the Form 10-K.

LRI Holdings, Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 4, 2014	By:	/s/ Amy L. Bertauski
Name: Amy L. Bertauski
Title: Chief Financial Officer, Treasurer and Secretary